SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015
_______________________

BioLineRx Ltd.
(Translation of Registrant’s name into English)
_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 9777518, Israel
(Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

Further to its Current Report on Form 6-K dated April 28, 2015, the Registrant announces the following results of its Annual General Meeting of Shareholders which was held on May 31, 2015 at 11:00 a.m. (Israel time):

In respect of Proposal 1 – The required majority of shareholders who participated in the Meeting voted to approve a 1-for-10 reverse share split of the Registrant’s ordinary shares and to amend the Articles of Association of the Registrant accordingly.

In respect of Proposal 2 – The required majority of shareholders who participated in the Meeting voted to approve an increase in the number of the Registrant’s authorized ordinary shares and authorized share capital, and to amend the Articles of Association of the Registrant to reflect such increase.

The record date for determining which holders of the Registrant’s ordinary shares, and which holders of options to purchase ordinary shares, will have their holdings adjusted as a result of the 1-for-10 reverse share split (as described in the Registrant’s Proxy Statement filed with its its Current Report on Form 6-K dated April 28, 2015, or the Proxy Statement) will be the close of business on June 5, 2015. The first date when the Registrant’s ordinary shares will begin trading on the Tel Aviv Stock Exchange after implementation of the reverse share split will be June 7, 2015. The first date when the Registrant’s American Depositary Shares (“ADSs”) will begin trading on the NASDAQ Capital Market after implementation of the reverse share split will be June 8, 2015.

The reverse share split will reduce the Registrant’s registered share capital to 75 million shares and the number of outstanding ordinary shares to approximately 53.49 million shares. Fractional shares resulting from the reverse share split will be rounded as described in the Proxy Statement. Proportional adjustments will be made to all of the Registrant’s outstanding convertible securities.

Shareholders who hold their ordinary shares in brokerage accounts or “street name” or holders of options to purchase ordinary shares will not be required to take any action to effect the exchange of their shares. Holders of share certificates will be required to send their share certificates to the Company’s registered office for issuance of new post-split share certificates. No action with regard to the reverse share split is required on the part of holders of ADSs or of warrants to purchase ADSs.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: June 1, 2015